Exhibit 99.1

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

5 February 2021

PureTech Health plc

PureTech Founded Entity Vor Biopharma Announces Pricing of Initial Public Offering

PureTech Health plc (LSE: PRTC, NASDAQ: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, is pleased to note that its Founded Entity, Vor Biopharma, has announced the pricing of its initial public offering (IPO) of 9,828,017 shares of common stock at a public offering price of $18.00 per share resulting in gross proceeds to Vor of approximately $176.9 million, before underwriting discounts and commissions and offering expenses to be paid by Vor. The shares are expected to begin trading on the Nasdaq Global Market under the ticker symbol “VOR” on Friday, February 5, 2021. The offering is expected to close on Tuesday, February 9, 2021, subject to customary closing conditions.

Following the offering, PureTech holds 3,207,200 shares of Vor common stock.

Vor was co-founded by PureTech and Siddhartha Mukherjee, M.D., Ph.D., Associate Professor of Medicine at Columbia University and Pulitzer Prize-winning author of The Emperor of All Maladies: A Biography of Cancer.

The full text of the announcement from Vor is as follows:

Vor Biopharma Announces Pricing of Initial Public Offering

CAMBRIDGE, Feb. 5, 2021 — Vor Biopharma (Nasdaq: VOR), a cell therapy company pioneering engineered hematopoietic stem cell (eHSC) therapies combined with targeted therapies for the treatment of cancer, today announced the pricing of its initial public offering of 9,828,017 shares of its common stock at a price to the public of $18.00 per share. The gross proceeds to Vor from the offering, before deducting the underwriting discounts and commissions and other offering expenses payable by Vor, are expected to be approximately $176.9 million. In addition, Vor has granted the underwriters a 30-day option to purchase up to an additional 1,474,202 shares of its common stock at the initial public offering price, less the underwriting discounts and commissions. All of the shares of common stock are being offered by Vor.

The shares are expected to begin trading on the Nasdaq Global Market on Friday, February 5, 2021, under the ticker symbol “VOR”. The offering is expected to close on Tuesday, February 9, 2021, subject to customary closing conditions.

Goldman Sachs and Co. LLC, Evercore ISI, Barclays and Stifel are acting as joint book-running managers for the offering.

Registration statements relating to the securities being sold in this offering have been filed with the Securities and Exchange Commission (SEC) and have become effective. Copies of the registration statements can be accessed through the SEC’s website at www.sec.gov. This offering is being made only by means of a prospectus forming part of the effective registration statements relating to these shares. Copies of the final prospectus may be obtained, when available, from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, via telephone at 1-866-471-2526, or via email at prospectus-ny@ny.email.gs.com; Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 36th Floor, New York, New York 10055, via telephone at 1-888-474-0200, or via email at ecm.prospectus@evercore.com; Barclays Capital Inc., Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, via telephone at 1-888-603-5847, or via email at Barclaysprospectus@broadridge.com; or Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, California 94104, via telephone at 1-415-364-2720, or via email at syndprospectus@stifel.com.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy these securities, nor shall there be any offer or sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Vor Biopharma

Vor Biopharma is a cell therapy company that aims to transform the lives of cancer patients by pioneering eHSC therapies to create next-generation, treatment-resistant transplants that unlock the potential of targeted therapies. By removing biologically redundant proteins from eHSCs, we design these cells and their progeny to be treatment-resistant to complementary targeted therapies, thereby enabling these therapies to selectively destroy cancerous cells while sparing healthy cells.

Ownership Information and Other Required Disclosures

After giving effect to the IPO, PureTech owns 3,207,200 shares of common stock representing approximately 9.0% of Vor’s outstanding shares, excluding any exercise of the underwriters’ option to purchase additional 1,474,202 shares.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, including intractable cancers, lymphatic and gastrointestinal diseases, central nervous system disorders and inflammatory and immunological diseases, among others. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders. This pipeline, which is being advanced both internally and through PureTech’s Founded Entities, as of the date of PureTech’s most recently filed Registration Statement on Form 20-F, was comprised of 24 products and product candidates, including two that have received FDA clearance and European marketing authorization. All of the underlying programs and platforms that resulted in this pipeline of product candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on the Company’s unique insights into the biology of the brain, immune and gut, or BIG, systems and the interface between those systems, referred to as the BIG Axis.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements, including statements that relate to the company’s future prospects, developments, and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, our expectations regarding the potential therapeutic benefits of our product candidates, our expectations regarding Vor’s pricing of its initial public offering and those risks and uncertainties described in the risk factors included in the regulatory filings for PureTech Health plc. These forward-looking statements are based on assumptions regarding the present and future business strategies of the company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, neither the company nor any other party intends to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Investors

Allison Mead Talbot

+1 617 651 3156

amt@puretechhealth.com